

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

October 21, 2009

Louis J. Cappelli
Chairman and Chief Executive Officer
Sterling Bancorp
650 Fifth Avenue
New York, NY 10019-6108

> **Re: Sterling Bancorp**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 001-05273**

Dear Mr. Cappelli:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                    Sincerely,

                                    Todd K. Schiffman
                                    Assistant Director

cc: Barbara Riordan
        (Sterling Bancorp)